Mail Stop 6010


September 16, 2005




Micheline Bouchard, President and Chief Executive Officer
ART Advanced Research Technologies, Inc.
2300 Alfred-Nobel Boulevard
Saint-Laurent, Quebec   H4S  2A4   Canada

Via U S Mail and FAX [(514) 832-0778 ]


	Re:	ART Advanced Research Technologies, Inc.
		Form 20-F for the fiscal year ended December 31, 2004 Form 6-K for the fiscal 2005
		File No.  0-30214

Dear Ms. Bouchard:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Ms. Micheline Bouchard
ART Advanced Research Technologies, Inc.
September 16, 2005
Page 2


Form 20-F for the fiscal year ended December 31, 2004

Item 5. Results of Operations, page 53

1. Please revise MD&A to provide more specific details of the reasons for each of the significant factors that contributed to significant variances in financial statement amounts each period. The current discussion does not discuss all the specific factors that contributed to the significant increases in revenues, gross margins and expenses each period.


Financial Statements

General

2. Please revise to include financial statements for three years as required by Items 8 and 17 of Form 20-F. We also reference the requirement of Rule 3-06 of Regulation S-X that the filing of financial statements covering a period of nine to 12 months shall be deemed to satisfy a requirement for filing financial statements for a period of one year.


Note 9(c) - Share Capital and Share Purchase Warrants, page 17

3. The amounts paid for the strategic alliances and agreements that are included in other expenses in the income statements appear to relate to operations and should be reclassified to operating expenses. Please revise.


Note 12 -  Related Part Transactions, page 23

4. Please tell us the nature of the clinical research fees and what is meant by the statement that these transactions were recorded at their exchange value. Please clarify the accounting treatment and indicate whether the amounts were paid in cash.




Ms. Micheline Bouchard
ART Advanced Research Technologies, Inc.
September 16, 2005
Page 3


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief
Accountant at (202) 551-3671.
      Sincerely,


      Brian R. Cascio
      Accounting Branch Chief
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